February 14, 2025

Via Edgar Transmission

Mr. Alan Campbell / Ms. Doris Stacey Gama

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Cuprina Holdings (Cayman) Limited
Amendment No. 2 to Registration Statement on Form F-1 Filed on February 4, 2025 File No. 333-283643

Dear SEC Officers:

On behalf of our client, Cuprina Holdings (Cayman) Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comments contained in the letter from the staff of the Commission (the “Staff”) dated February 13, 2025 on the Company’s Registration Statement filed on February 4, 2025.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 2 to Registration Statement on Form F-1

Consolidated Financial Statements, page F-1

1.	We note your registration statement includes audited financial statements that are older than 12 months. Since this represents an initial public offering of your ordinary shares, please update your financial statements pursuant to Item 8.A.4 of Form 20-F or provide the appropriate representations as to why such update is not necessary in an exhibit. Refer to Instruction 2 to Item 8.A.4.

Response: In response to the Staff’s comment, the Company has filed the Request for Waiver and Representation under Item 8.A.4 of Form 20-F as Exhibit 99.7.

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +1 310 7285129 or via email at lvenick@loeb.com.

Very truly yours

By:	/s/ Lawrence Venick
Lawrence Venick
Partner

cc:

David Quek Yong Qi, Director and Chief Executive Officer, Cuprina Holdings (Cayman) Limited

Chan Tat Jing, Financial Controller, Cuprina Holdings (Cayman) Limited

Michael J. Blankenship, Esq., Winston & Strawn LLP